UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                     Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                               DIVERSA CORPORATION
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    255064107
                                 (CUSIP Number)


                                JEFFREY I. MARTIN
                         C/O RHO CAPITAL PARTNERS, INC.
                        152 WEST 57TH STREET, 23RD FLOOR
                               NEW YORK, NY 10019
                                  212-784-8872
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 March 9, 2007
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following:[ ]

                                                    CUSIP No. 255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Capital Partners, Inc.

   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)

        N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 1,634,230 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 1,634,230 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,634,230 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.4%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                    CUSIP No. 255064107

   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Joshua Ruch


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)
         N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
         N/A


   6.    Citizenship or Place of Organization

         Republic of South Africa


            7.   Sole Voting Power

                 772,873 shares

Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,634,230 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 772,873 shares

            10.  Shared Dispositive Power

                 1,634,230 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         2,407,103,shares



   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         5.0%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.  255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Habib Kairouz


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
                                   (b)
         N/A

   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A


   6.    Citizenship or Place of Organization

         Canada


            7.   Sole Voting Power

                 0 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,634,230 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 0 shares

            10.  Shared Dispositive Power

                 1,634,230 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,634,230 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.4%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.  255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Mark Leschly


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)
         N/A                       (a)
                                   (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

         N/A


   6.    Citizenship or Place of Organization

         Kingdom of Denmark


            7.   Sole Voting Power

                 117,075 shares (includes 117,075 Shares under options
                 exercisable within the next 60 days)
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,634,230 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 117,075 shares (includes 117,075 Shares under options exercisable within the next 60 days)

            10.  Shared Dispositive Power

                 1,634,230 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,751,305 shares (includes 117,075 Shares under options exercisable within the next 60 days)


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.6%


   14.   Type of Reporting Person (See Instructions)

         IN

                                                    CUSIP No.  255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Trust II


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         WC


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         New York


            7.   Sole Voting Power

                 0 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         1,634,230 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 0 shares

            10.  Shared Dispositive Power

                 1,634,230 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         1,634,230 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         3.4%


   14.   Type of Reporting Person (See Instructions)

         OO

                                                    CUSIP No.  255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Investment Partners "H" L.P.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         00


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 698,150 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 698,150 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         698,150 shares



   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.5%


   14.   Type of Reporting Person (See Instructions)

         PN

                                                    CUSIP No. 255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Rho Management Partners, L.P..


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)



   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)    N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 771,463 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 771,463 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         771,463 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.6%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

                                                     CUSIP No. 255064107


   1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

         Atlas Capital Corp.


   2.    Check the Appropriate Box if a Member of a Group (See
         Instructions)             (a)
         N/A                       (b)


   3.    SEC Use Only


   4.    Source of Funds (See Instructions)

         N/A


   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

        N/A


   6.    Citizenship or Place of Organization

         Delaware


            7.   Sole Voting Power

                 771,463 shares
Number of
Shares      8.   Shared Voting Power
Beneficially
Owned by         0 shares
Each
Reporting   9.   Sole Dispositive Power
Person With
                 771,463 shares

            10.  Shared Dispositive Power

                 0 shares


   11.   Aggregate Amount Beneficially Owned by Each Reporting Person

         771,463 shares


   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         N/A


   13.   Percent of Class Represented by Amount in Row (11)

         1.6%


   14.   Type of Reporting Person (See Instructions)

         CO/IA

Item 1.    Security and Issuer

This statement relates to shares (the "Shares") of Common Stock, $0.001 par value per share (the "Common Stock"), of Diversa Corporation, a Delaware corporation ("Diversa" or the "Issuer"). The principal executive offices of Diversa are located at 4955 Directors Place, San Diego, California 92121.

Item 2.    Identity and Background

(a) Name. This statement is being filed by Rho Capital Partners, Inc. ("Rho"), a New York corporation; its controlling shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly; and the following investment vehicles affiliated with Rho: Rho Management Trust II ("Trust II"), a New York grantor trust; Rho Investment Partners "H" L.P. ("RIP H"), a Delaware limited partnership; Rho Management Partners, L.P. ("RMP"), a Delaware limited partnership and general partner of RIP H; and Atlas Capital Corp. ("Atlas"), a Delaware corporation and general partner of RMP (all such persons, collectively, the "Reporting Persons"). As the investment adviser to Trust II, Rho may be deemed to exercise sole investment and voting control over Shares of Diversa Common Stock held of record in the name of Trust II. As controlling shareholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to share investment and voting authority over the Shares of Diversa Common Stock reported by Rho herein. As controlling persons of RIP H, Atlas, RMP and Joshua Ruch may be deemed to exercise sole investment and voting control over the Shares of Diversa Common Stock held of record in the name of RIP H.

(b) Address. The business address for each of Rho, Joshua Ruch, Habib Kairouz, Mark Leschly, and Trust II is 152 West 57th Street, 23rd Floor, New York, New York 10019.

The business address for each of RIP H, RMP and Atlas is 4 Dune Road, East Quogue, New York 11942.

(c) Principal Occupation of Natural Persons. Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly are employed by Rho as Managing Partners.

(d)-(e) Certain Proceedings. During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization. The information set forth in item 6 of the cover pages is hereby incorporated by reference into this Item 2(f).


Item 3.   Source and Amount of Funds or Other Consideration

Of the 1,634,230 Shares of Diversa Common Stock reported on this Schedule 13D by Trust II, 1,578,616 Shares were acquired by the conversion or exercise of Diversa securities issued to Trust II in private offerings prior to the initial public offering of Diversa shares, and 55,614 Shares were acquired by Trust II in the initial public offering of Diversa Common Stock. All such acquisitions were made with working capital of Trust II. 74,723 of the Shares reported by Joshua Ruch hereunder were acquired by conversion or exercise of Diversa securities issued to Mr. Ruch, or to affiliated entities over which he may be deemed to have sole investment and voting control, in private offerings prior to the initial public offering of Diversa shares. All such acquisitions were made with working capital of Mr. Ruch or such affiliated entities. Rho and Messrs. Ruch, Kairouz and Leschly are deemed to have shared voting and investment authority over the Shares reported by Trust II.

The 698,150 Shares reported by RIP H hereby were acquired, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, on March 9, 2007 by acquisition pursuant to a loan modification agreement with a third party. The closing of the acquisition of such Shares is May 8, 2007. The consideration for such Shares is the cancellation of previously contracted indebtedness owing from such third party to RIP H. RMP, Atlas and Joshua Ruch are deemed to have shared voting and investment authority over the Shares reported by RIP H.

117,075 of the Shares reported by Mark Leschly hereby are Shares exercisable under options exercisable within the next 60 days granted by Diversa without consideration to Mr. Leschly for his services as a director of Diversa.


Item 4.    Purpose of Transaction

(a) - (b)   The Shares reported hereby were acquired by the Reporting Persons for investment purposes. Mark Leschly, a Managing Director and shareholder of Rho, and a Reporting Person, is a director of Diversa.

Diversa has proposed to enter into a merger with Celunol, Inc., a Delaware corporation ("Celunol"), pursuant to an Agreement and Plan of Merger and Reorganization, dated February 12, 2007 (the "Merger Agreement"), by and among Diversa, Concord Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), Celunol and William Lese, as the Celunol stockholders' representative. Pursuant to the Merger Agreement, Celunol will merge with and into Merger Sub (the "Merger") with Celunol as surviving entity (the "Surviving Corporation"), to become a wholly-owned subsidiary of Diversa. Certain affiliates of the Reporting Persons, being Rho Ventures IV (QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV, L.P., and Rho Management Trust I, are shareholders in Celunol, and on consummation of the Merger such affiliates will receive as Merger consideration Shares of Diversa Common Stock, in amounts to be determined on
consummation of the Merger.   The consummation of the transactions
contemplated by the Merger Agreement is subject to the satisfaction or waiver of several closing conditions, including the approval of the stockholders of Diversa and Celunol.

In connection with the Merger, Trust II, RMP, Mark Leschly, and a managed account of Rho, together with certain other stockholders of the Issuer, entered into a voting agreement with Celunol, dated February 12, 2007 (the "Voting Agreement"), with respect to the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons. Certain affiliates of the Reporting Persons, being Rho Ventures IV (QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV, L.P., and Rho Management Trust I, have also entered into the Voting Agreement in their capacity as shareholders of Celunol. Under the terms of the Voting Agreement, the Reporting Persons have agreed to vote their Diversa Shares, and have executed an irrevocable proxy
(a) in favor of approval of the issuance of shares of Diversa Common Stock to Celunol stockholders in connection with the Merger and related transactions, and (b) against any actions that could adversely affect the closing of the Merger. The Voting Agreement shall terminate automatically upon the closing of the Merger or the termination of the Merger Agreement.

The foregoing summary of the Voting Agreement is qualified by reference to the Voting Agreement attached as Exhibit B.

(c) Not applicable.

(d) Upon closing of the Merger, the number of members of the board of directors of the Issuer shall be increased from six (6) to nine (9) persons, with the three (3) new directors consisting of members of the current board of directors of Celunol. One of such Celunol directors is Joshua Ruch, such that following the Merger, Messrs. Ruch and Leschly will be directors of the Issuer.

(e) In connection with the Merger, the Issuer will issue up to 15,000,000 shares of its Common Stock to the stockholders of Celunol in exchange for the fully diluted capital stock of Celunol.

(f) - (j) Not applicable.

Other than as described above, the Reporting Persons have no specific plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other stockholders of the Issuer.


Item 5.    Interest in Securities of the Issuer

(a)-(b) Amount and Nature of Beneficial Ownership. As the investment advisor to Trust II, Rho may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 1,634,230 of the Shares of Diversa Common Stock reported hereby, constituting 3.4% of the 48,060,355 Shares of Diversa Common Stock outstanding as of October 30, 2006, as reported in the Issuer's latest filing on Form 10-Q.

Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the 1,634,230 shares of Diversa Common Stock reported hereunder by Rho. Mr. Ruch may be deemed to exercise sole investment and voting control over an additional 772,873 Shares by attribution of investment and voting control over the holdings of RIP H, a managed account, a foundation of which Mr. Ruch serves as trustee, and other direct and family holdings. Mr. Leschly directly holds options exercisable within the next 60 days for an additional 117,075 Shares of Diversa Common Stock, over which he may be deemed to have sole voting and investment control. Messrs. Ruch, Kairouz and Leschly accordingly may be deemed beneficially to own in the aggregate 5.0%, 3.4% and 3.6%, respectively, of the 48,060,355 issued and outstanding shares of Diversa Common Stock outstanding as of October 30, 2006, as reported in the Issuer's latest filing on Form 10-Q. Other than the shares of Diversa Common Stock in which they have a pecuniary interest, each of Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.

As the general partner of RIP H, RMP may be deemed to exercise sole voting and investment control over the 698,150 Shares held of record by RIP H. In addition, RMP exercises sole voting and investment control over an additional 47,931 Shares of Diversa Common Stock held directly, and an additional 25,382 Shares held in a managed account, for an aggregate of 771,463 Shares, constituting 1.6% of the 48,060,355 issued and outstanding shares of Diversa Common Stock outstanding as of the Issuer's latest filing on Form 10-Q.
Atlas Capital Corp., as general partner of RMP, may be deemed to exercise sole voting and investment control with respect to all 771,463 Shares deemed beneficially owned by RMP, also constituting 1.6% of the 48,060,355 issued and outstanding Diversa Shares outstanding as of the Issuer's latest filing on Form 10-Q.

(c) Recent Transactions. The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c). There were no other transactions in the Shares by the Reporting Persons in the past 60 days.

(d) Dividends. No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares of Diversa Common Stock covered hereby.

(e)   Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On February 12, 2007, Trust II, RMP, Mark Leschly, and a managed account of Rho entered into the Voting Agreement referenced in Item 4 hereof, along with the Issuer, Celunol, and certain other stockholders of the Issuer. A copy of the Voting Agreement is attached as Exhibit B to this statement on Schedule 13D, and is incorporated herein by reference.

On February 12, 2007, Trust II, RMP, and a managed account of Rho entered into "lock-up" letter agreements with the Issuer, by which such parties agreed, for the period from the closing of the Merger until the earlier of December 1, 2007, or 180 days following the closing of the Merger, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, make any short sale or otherwise dispose of or transfer any Diversa Shares, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Diversa Shares, with exceptions as provided in such letter agreements. The foregoing summary of the terms of such letter agreements is qualified by reference to the full text of the lockup letter agreement, which is included as Exhibit C to this statement on
Schedule 13D, and is incorporated herein by reference. In addition certain affiliates of Rho that are shareholders of Celunol, being Rho Ventures IV
(QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG, Rho Ventures IV, L.P., and Rho Management Trust I, have entered into substantially similar agreements.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to Be Filed as Exhibits   The following documents are filed
as exhibits:

A. Statement Appointing Designated Filer and Authorized Signer, dated March 19, 2007

B. Form of Voting Agreement, dated as of February 12, 2007, by and among Celunol Corp. and certain stockholders of the Issuer (incorporated herein by reference to Exhibit 2.3 to the Issuer's Current Report on Form 8-K filed with the Securities & Exchange Commission on February 12, 2007)

C.  Form of Lock-Up Letter Agreement, dated February 12, 2007.

                               Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 19, 2007



RHO CAPITAL PARTNERS, INC.


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



JOSHUA RUCH


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



HABIB KAIROUZ


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



MARK LESCHLY


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO MANAGEMENT TRUST II
By: RHO CAPITAL PARTNERS, INC.
    As Investment Advisor


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer


RHO INVESTMENT PARTNERS "H" L.P.
By: RHO MANAGEMENT PARTNERS, L.P.
    General Partner
By: ATLAS CAPITAL CORP.
    Its General Partner


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT PARTNERS, L.P.
By: ATLAS CAPITAL CORP.
    Its General Partner


By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer



ATLAS CAPITAL CORP.

By:/s/Jeffrey I. Martin
Jeffrey I. Martin, Authorized Signer